Exhibit 4.3

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

Marathon Petroleum Corporation, a Delaware corporation (“MPC”), has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): common stock, par value $0.01 per share (“common stock”). References to the “Company,” “we,” “our” and “us” refer to MPC, unless the context otherwise requires. References to “stockholders” refer to holders of our common stock, unless the context otherwise requires.

DESCRIPTION OF COMMON STOCK

In the text that follows, we have summarized the material provisions of our certificate of incorporation (the “certificate of incorporation”) and our bylaws (the “bylaws”) relating to our capital stock. This discussion is qualified in its entirety by our certificate of incorporation, bylaws and applicable Delaware law. You should read the provisions of the certificate of incorporation and bylaws as currently in effect for more details regarding the provisions described below and for other provisions that may be important to you.

Authorized Capital Stock

The Company is authorized to issue 2,030,000,000 shares of capital stock, of which 2,000,000,000 shares are classified as common stock, par value $.01 per share (“common stock”), and 30,000,000 shares are classified as preferred stock, par value $.01 per share (“preferred stock”).  All of the outstanding shares of the Company’s common stock are fully paid and nonassessable.

Voting Rights

Each share of our common stock entitles its holder to one vote in the election of each director and on all other matters voted on generally by our stockholders. No share of our common stock affords any cumulative voting rights.

Under our bylaws, unless otherwise provided by law, our certificate of incorporation or our bylaws, the authorization of any action or the transaction of any business at any meeting of our stockholders at which a quorum is present (other than the election of directors) shall be decided by the affirmative vote of the majority of shares present in person or represented by proxy and entitled to vote on the matter. As described below, the affirmative vote of the holders of at least 80% of the voting power of all of the then outstanding shares of capital stock present in person or represented by proxy and generally entitled to vote in the election of directors, voting together as a single class (“voting stock”), is required to take certain actions, including amending certain provisions of the certificate of incorporation. Please read the section entitled “—Anti-Takeover Effects of Provisions of our Certificate of Incorporation and Bylaws.”

Under our bylaws, in connection with an election of directors, each nominee for election in an uncontested election is elected by the vote of the majority of votes cast with respect to such director at any meeting of our stockholders at which a quorum is present, meaning that the number of shares voted for such director must exceed the number of shares voted against such director; provided, however, that, if the number of nominees exceeds the number of directors to be elected as of a date that is ten (10) days in advance of the date we mail the notice for such meeting to stockholders entitled to vote at such meeting, the directors shall be elected by the affirmative vote of a plurality of the votes cast, not including broker non-votes and abstentions, by stockholders entitled to vote on the election of directors at such meeting of stockholders at which a quorum is present.

Dividends

The holders of shares of common stock are entitled to receive such dividends, if any, as may be declared from time to time by the board of directors in its discretion from funds legally available therefor. The declaration and amount of future dividends is at the discretion of our board of directors and will depend on our financial condition, results of operations, cash flows, prospects, industry conditions, capital requirements and other factors and restrictions our board of directors deems relevant. In addition, the terms of the loan agreements, indentures and other agreements we may enter into from time to time may contain covenants or other provisions that could limit our ability to pay, or otherwise restrict the payment of, cash dividends.

Right to Receive Liquidation Distributions

Upon liquidation, dissolution or winding-up of the Company’s business, the holders of our common stock will share ratably in all assets available for distribution to stockholders after our creditors are paid in full and the holders of all series of our outstanding preferred stock, if any, receive their liquidation preferences in full.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights and is not subject to conversion or sinking fund provisions. Under certain circumstances, as described more fully below in the section entitled “—Restrictions on Stock Ownership by Non-U.S. Citizens,” the Company shall have the power, but not the obligation, to redeem shares of common stock held by certain stockholders in excess of ownership thresholds set forth in the certificate of incorporation.

The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.

Anti-Takeover Effects of Provisions of our Certificate of Incorporation and Bylaws

Certain provisions of our certificate of incorporation and bylaws discussed below may have the effect, either alone or in combination with the provisions of our certificate of incorporation discussed above and Section 203 of the General Corporation Law of the State of Delaware (the “DGCL”), of making more difficult or discouraging a tender offer, proxy contest, merger or other takeover attempt that our board of directors opposes but that a stockholder might consider to be in its best interest.

Our certificate of incorporation provides that our stockholders may act only at an annual or special meeting of stockholders and may not act by written consent. Our bylaws provide that a special meeting of our stockholders may only be called by (i) the chairman of our board of directors, (ii) the chief executive officer, (iii) the majority of our board of directors or (iv) the board of directors upon the written request of stockholders owning at least 25%, in the aggregate, of the voting power of the voting stock, subject to the requirements of Section 1.2(b) of our bylaws.

Our certificate of incorporation provides for a classified board of directors. Except for directors who may be elected by the holders of preferred stock, if any, our board of directors is divided into three classes, with the directors of each class as nearly equal in number as possible. At each annual meeting of our stockholders, the term of a different class of our directors will expire. As a result, under our certificate of incorporation, as currently in effect, we contemplate that our stockholders will elect approximately one-third of our board of directors each year.

Our certificate of incorporation provides that the number of directors will be fixed exclusively by, and may be increased or decreased exclusively by, our board of directors from time to time, but will not be less than three nor more than twelve. Our certificate of incorporation provides that directors may be removed only by the Court of Chancery of the State of Delaware under Section 225(c) of the DGCL or for cause (as such term is defined in our certificate of incorporation) as determined by a vote of at least 80% of the voting power of our outstanding voting stock. A vacancy on our board of directors may be filled by a vote of a majority of the directors in office, and a director appointed to fill a vacancy serves for the remainder of the term of the class of directors in which the vacancy occurred or until the earlier of such director’s death, resignation or removal.

Our bylaws contain advance-notice and other procedural requirements that provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner, and also specify requirements as to the form and content of a stockholder’s notice. Our certificate of incorporation and bylaws also confer on our board of directors the power to adopt, amend or repeal our bylaws with the affirmative vote of a majority of the directors then in office.

Our bylaws provide that a stockholder, or group of up to 20 stockholders, that has owned continuously for at least three years shares of common stock representing an aggregate of at least 3% of the Company’s outstanding shares of common stock, may nominate and include in the Company’s proxy materials director nominees constituting up to 20% of the Company’s board of directors, provided that the stockholder(s) and nominee(s) satisfy the requirements in the bylaws.

Our certificate of incorporation provides that a vote of at least 80% of the voting power of our outstanding voting stock at any regular or special meeting of the stockholders is required to adopt, amend or repeal certain provisions of our certificate of incorporation.

Our certificate of incorporation provides that the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of MPC; (ii) any action asserting a claim of breach of a fiduciary duty owed by any director or officer of MPC to MPC or the stockholders; (iii)  any action asserting a claim arising pursuant to any provision of the DGCL, our certificate of incorporation, any preferred stock designation or our bylaws; or (iv) any other action asserting a claim against MPC or any director or officer of MPC that is governed by or subject to the internal affairs doctrine for choice of law purposes. The forum selection provision does not apply, however, to any claims actions or proceedings arising under the Securities Act of 1933, as amended, or the Exchange Act. Any person or entity purchasing or otherwise acquiring any interest in shares of our stock will be deemed to have notice of and consented to the provisions of our certificate of incorporation and bylaws, including the exclusive forum provisions in our certificate of incorporation.

Our certificate of incorporation authorizes our board of directors, without the approval of our stockholders, to provide for the issuance of all or any shares of our preferred stock in one or more series and to determine the designation, powers, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions applicable to any of those rights, including dividend rights, voting rights, conversion or exchange rights, terms of redemption and liquidation preferences, of each series.

Statutory Business Combination Provision

We are a Delaware corporation and are subject to Section 203 of the DGCL. In general, Section 203 prevents an “interested stockholder,” which is defined generally as a person owning 15% or more of a Delaware corporation’s outstanding voting stock or any affiliate or associate of that person, from engaging in a broad range of “business combinations” with the corporation for three years following the date that person became an interested stockholder unless:

•before that person became an interested stockholder, the board of directors of the corporation approved the transaction in which that person became an interested stockholder or approved the business combination;

•on completion of the transaction that resulted in that person’s becoming an interested stockholder, that person owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, other than stock held by (1) directors who are also officers of the corporation or (2) any employee stock plan that does not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•following the transaction in which that person became an interested stockholder, both the board of directors of the corporation and the holders of at least two-thirds of the outstanding voting stock of the corporation not owned by that person approve the business combination.

Under Section 203, the restrictions described above also do not apply to specific business combinations proposed by an interested stockholder following the announcement or notification of designated extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors, if a majority of the directors who were directors prior to any person’s becoming an interested stockholder during the previous three years, or were recommended for election or elected to succeed those directors by a majority of those directors, approve or do not oppose that extraordinary transaction.

Restrictions on Stock Ownership by Non-U.S. Citizens

We are subject to a variety of U.S. federal statutes and regulations, including the Shipping Act of 1916, as amended, and the Merchant Marine Act of 1920, as amended, that govern the ownership and operation of vessels used to carry cargo between U.S. ports (the “Maritime Laws”).

To ensure that ownership by non-U.S. citizens of our stock will not exceed the 25% maximum permitted by the Maritime Laws, our certificate of incorporation limits the aggregate percentage ownership by non-U.S. citizens of our stock to 23% of the outstanding shares. We may prohibit transfers that would cause ownership of our stock by non-U.S. citizens to exceed 23%. Our certificate of incorporation authorizes us to effect any and all measures necessary or desirable to monitor and limit foreign ownership of our stock.

If, despite such measures, the number of shares of our stock that are owned by non-U.S. citizens exceeds 23%, we may suspend the voting, dividend and other distribution rights of the shares owned by non-U.S. citizens in excess of 23%. The determination of which shares will be deemed in excess of the 23% limitation will be made by reference to the dates the shares were acquired by non-U.S. citizens. Our determination of which shares are deemed to be in excess will be conclusive. We will have the power but are under no obligation to redeem any such excess shares at a redemption price per share equal to the fair market value of the shares on the date it calls for redemption plus any dividend or other distribution declared with respect to such shares prior to the date we call for redemption and remaining unpaid.

Listing

The Company’s common stock is listed on The New York Stock Exchange under the trading symbol “MPC.”